UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$91.1 MILLION FOR THE FIRST QUARTER 2008

Santiago, Chile, April 29, 2008 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the first quarter ended March 31, 2008. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•	LAN reported net income of US$91.1 million for the first quarter 2008, a 5.8% increase compared to net income of US$86.1 million in the first quarter 2007.

•

The Company reported operating income of US$124.2 million for the first quarter 2008 compared to US$123.5 million for the first quarter 2007, resulting in a 3.3 point decrease in operating margin from 14.9% to 11.5%. This decrease was mainly the result of higher fuel prices, which resulted in US$114.3 million in additional fuel costs during the quarter.

•

Total revenues for the first quarter 2008 reached US$1,077.9 million compared to US$831.3 million in the first quarter 2007, mainly due to a 29.0% increase in passenger revenues, while cargo revenues increased 32.4% and other revenues increased 20.9%. Passenger and cargo revenues accounted for 64% and 31% of total revenues, respectively during the first quarter 2008. Revenue growth in the passenger business can be largely attributed to the expansion of LAN’s international long-haul operations, and to the growth in the various domestic markets. Revenue growth in the cargo business mainly comes from the increase in southbound flows.

•

Continuing with the expansion and renewal of its fleet, LAN received two new Airbus A318s passenger aircraft during the first quarter 2008. In order to better accommodate LAN’s future growth in short-haul markets, the Company reached an agreement with Airbus to swap five Airbus A318s originally scheduled for delivery in 2008 for five Airbus A319s with larger capacity. This modification will imply some changes in the delivery schedule, with three Airbus A319s to be delivered in the first quarter 2009 instead of in the fourth quarter 2008 as originally planned for the Airbus A318s.

•

On April 7, 2008, Fitch Ratings affirmed LAN’s foreign currency Issuer Default Rating at ‘BBB’, with a rating outlook of ’Stable’. This classification confirms LAN as one of the few investment grade airlines in the world.

•

LAN has become the first airline in Latin America to commit to the industry’s Green Aviation Partners initiative, which aims to promote the preservation of the environment. The program, which is led by the IATA together with LAN, is also supported by the Chilean Civil Aviation Authority (DGAC), the International Civil Aviation Organization (ICAO) and the Latin American Air Transport Association (ALTA).

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

•

During the quarter, LAN continued to receive international recognition. In February 2008, LAN was selected the “Best Airline in Latin America” in the 2008 rankings conducted by Latin Trade magazine. During April 2008, LAN was elected by the prestigious European magazine Euromoney as the “Best Managed Company in Latin America”, based on factors such as profitability, growth potential and competitive market position. The European publication also highlighted LAN’s Corporate Governance practices together with its constant and proactive communication with the financial community.

Management Comments on the First Quarter of 2008 Results

LAN reported net income of US$91.1 million for the first quarter 2008. Revenue growth of 29.7% during the quarter represents a major accomplishment for the Company as it significantly surpassed the 9.0% expansion in operations, as measured in system ATKs. LAN’s operating margin decreased from 14.9% to 11.5%, mainly as a result of higher fuel costs, which represented US$114.3 million of additional costs during the quarter. Considering the fuel hedging results obtained in the first quarter 2008 and 2007 (which are accounted for as non-operating income), operating income would have amounted to US$125.7 million in the current quarter, a 5.6% increase over first quarter 2007, demonstrating LAN’s continuing ability to operate successfully in a high fuel price environment.

Passenger revenues grew 29.0% during the quarter due to a 12.0% expansion in capacity as well as a 15.1% improvement in revenues per ASK. The latter resulted from an increase in load factors from 78.2% to 80.3%, together with a 12.0% increase in yields. During the first quarter, the Company managed its capacity in order to respond to demand growth and market opportunities. As a consequence, capacity increased on most of LAN’s routes, with the largest capacity increases on international long-haul routes. Capacity also significantly increased on all of the Company’s domestic markets, namely in Chile, Peru and Argentina. During the quarter, yields increased, mainly as a result of improved revenue management initiatives, a better cabin mix and higher fuel surcharges resulting from higher WTI prices, as well as the impact of the appreciation of the Chilean peso on domestic fares.

LAN’s strategy in the cargo business seeks to rationalize its capacity expansion by focusing on the most profitable routes. The implementation of this strategy continues to achieve important profitability improvements. During the first quarter 2008, cargo revenues rose 32.4% as capacity rose 13.4% and unit cargo revenues increased 16.8%. Higher revenues per ATK resulted mainly from a 20.0% increase in yields, which more than offset a 2.0 point decline in load factors from 74.4% to 72.4%. Yields significantly increased during the quarter driven by the implementation of certain revenue management initiatives on southbound routes, by the successful and early start of the seed export season, as well as by higher fuel surcharges throughout the network.

Operating expenses rose 34.7% compared to the first quarter 2007, while costs per ATK (including net financial expenses) increased 24.1%. Higher fuel prices generated US$114.3 million in higher fuel costs for the quarter. Excluding fuel, unit costs increased 11.3%, mainly due to the impact of the appreciation of local currencies and of inflation on wages & benefits.

The Company recorded a US$13.1 million non-operating loss in the first quarter 2008 compared to a US$19.7 million non-operating loss in the first quarter 2007. In the first quarter 2008, interest expenses increased from US$18.2 million to US$21.2 million due to higher debt related to fleet financing, while interest income decreased from US$2.9 million to US$1.8 million. The Company recorded a US$1.5 million fuel hedging gain in the first quarter 2008, compared to a US$4.5 million fuel hedging loss in the first quarter 2007. LAN has hedged approximately 42% of its fuel requirements for the second quarter 2008, and 50% for the second half 2008.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the quarter LAN had US$422 million in cash, cash equivalents and committed credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

During the quarter, LAN continued with its retrofit program to reconfigure all its Boeing 767 passenger aircraft with its new Premium Business Class and upgraded Economy Class. As of March 31, 2008, 17 of LAN’s 22 Boeing 767 passenger aircraft had this new configuration.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New Business Model for Domestic Operations

During the first quarter, LAN continued to see the excellent results from the launch of its new business model for short-haul operations on domestic routes within Chile and Peru. Domestic traffic in Chile grew 24.3% during the quarter, while domestic load factors increased from 69.5% to 77.9%, largely driven by fare reductions of up to 35% on the lowest fare classes. At the same time, CASK in the domestic business continues to be reduced via a larger Airbus fleet, increased fleet utilization rates, longer flight legs, and lower distribution costs as a result of the reduction in commissions to agents and higher Internet sales. Internet sales in the Chilean domestic operations increased from 18% in December 2006 to 46% in March 2008.

Dividend Information

LAN’s General Shareholders Meeting held on April 10, 2007 approved the payment of a final dividend corresponding to net income for fiscal year 2007 in the amount of US$0.01720 per share. This dividend will be paid on May 8, 2008 to all shareholders of record as of May 2, 2008.

Fleet Plan

During the quarter, LAN continued the expansion of its fleet. In the first quarter 2008, the Company received two Airbus A318s destined for domestic and regional short haul operations. In order to better accommodate LAN’s future growth in short-haul markets, the Company reached an agreement with Airbus to swap five Airbus A318s originally scheduled for delivery in 2008 for five Airbus A319s with larger capacity. This modification will imply some changes in the delivery schedule, with three Airbus A319s to be delivered in the first quarter 2009 instead of in the fourth quarter 2008 as originally planned for the Airbus A318s.

LAN’s complete fleet plan and associated capital expenditures are shown in the table below.

Outlook

The Company’s strong first quarter operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable the Company to consolidate its position as Latin America’s leading international carrier.

LAN has embarked on a very significant fleet expansion program, which includes the delivery of a total of 19 passenger aircraft in 2008 to partially replace the Boeing 737-200 aircraft which will be phased out in the second quarter 2008. The Company has reviewed its projections and now expects passenger ASK growth to be between 16-18% in 2008, down from a 20-22% growth previously expected. The reduction in passenger capacity growth arises from the delay in the delivery schedule of three Airbus A319s, the postponement of additional frequencies in some long-haul markets, and because the Company has decided to bring forward some maintenance checks in order to anticipate the installation of winglets to the Boeing B767 fleet. LAN expects growth in the cargo business in 2008 to be largely driven by capacity in the belly space of passenger aircraft, as well as from additional ACMI leases throughout the year, in preparation for the arrival of two Boeing 777 freighters to be delivered in the first quarter 2009. As a result, the Company maintains its cargo ATK growth of 8-10% for 2008.

In 2009, LAN expects to receive six passenger aircraft and the first two B777 freighter aircraft.

Consolidated First Quarter Results

Net income for the first quarter 2007 amounted to US$91.1 million compared to US$86.1 million for the same period 2007, an increase of 5.8%. Net margin for the quarter decreased from 10.4% in 2007 to 8.5% in 2008.

Operating income amounted to US$124.2 million in the first quarter 2008 as compared to US$123.5 million in the first quarter 2007. Operating margin for the quarter decreased from 14.9% to 11.5%.

Total operating revenues grew 29.7% compared to the first quarter 2007, reaching US$1,077.9 million. This reflected a:

•	29.0% increase in passenger revenues to US$693.2 million,
•	32.4% increase in cargo revenues to US$338.1 million, and a
•	20.9% increase in other revenues to US$46.6 million.

Passenger and cargo revenues accounted for 64% and 31% of total revenues for the quarter, respectively.

Passenger revenues increased driven by a 15.1% growth in traffic, coupled with an 12.0% increase in yields. Load factors increased from 78.2% to 80.3%, as traffic outpaced the 12.0% increase in capacity. Overall, revenues per ASK increased 15.1%. Traffic grew as a result of a 24.3% increase in Chilean domestic traffic, and a 13.8% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 86% of total passenger traffic during the quarter. Yields increased 12.0% mainly as a result of better revenue management practices on regional and long-haul routes, improved cabin mix and the increase in fuel surcharges due to higher fuel costs, as well as the impact of the appreciation of the Chilean peso on domestic fares.

Cargo revenues increased 32.4% in the quarter driven by a 10.3% increase in traffic and a 20.0% increase in yields. Yields increased primarily due to the continued implementation of certain revenue management initiatives on southbound routes which led to nominal fare increases, a successful seed export season and higher fuel surcharges. Capacity during the quarter increased 13.4%. As a consequence, load factors decreased from 74.4% to 72.4%, as volume growth in some northbound export markets were negatively affected by stronger local currencies and higher fuel prices. Revenues per ATK increased 16.8% compared to the first quarter 2007.

Other revenues increased 20.9%, mainly driven by increased revenues from on board sales and aircraft rentals, maintenance and handling. In addition, the Company received US$5.7 million from Airbus related to a change in the delivery schedule for certain Airbus A318s aircraft. These effects were partly offset by the sale of the LAN Logistics Corp subsidiaries, including the Miami-based companies LAN Box Inc. and courier company SkyNet SA, during the second quarter 2007, which were not part of the Company’s core airline business.

Total operating expenses increased 34.7% during the quarter, while unit (ATK) costs increased 24.1% as compared to the first quarter 2007. Higher jet fuel prices during the quarter led to approximately US$114.3 million in additional fuel costs. Excluding fuel, unit costs increased 11.3%. Changes in operating expenses were driven by:

•

Wages and benefits increased 37.0%, driven mainly by the impact of stronger local currencies and inflation on local currency-denominated wages, as well as increased headcount in-line with the expansion of the Company’s operations.

•	Fuel costs increased 71.3%, driven by an 11.6% increase in consumption and a 53.5% increase in prices, offset by fuel efficiencies resulting from a newer fleet.
•

Commissions to agents increased 16.5% due to a 30.1% increase in traffic revenues (passenger and cargo), which was offset by a 1.3 point reduction in average commissions. This reduction was mainly related to lower commissions in the passenger business in Chile.

•

Depreciation and amortization increased 19.2%, mainly due to the incorporation of three new Boeing 767 aircraft, two Airbus A320s and seven Airbus A318s aircraft, partially offset by the phasing out of one Boeing 737 freighter.

•

Other rental and landing fees increased 18.1%, mainly due to the impact of increased operations on airport landing fees and handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.

•

Passenger service expenses increased 22.9%, driven by the 19.4% increase in the number of passengers transported during the quarter, as well as higher costs associated with passenger compensations, which was partially offset by changes in the passenger and route mix.

•	Aircraft rentals increased 2.2% as a decrease in the average number of leased aircraft was offset by higher average lease rates and by the incorporation of an additional Airbus A340 into LAN’s fleet.
•

Maintenance expenses increased 14.7% mainly as a result of the expansion in operations, a larger fleet and increased fleet utilization, as well as higher maintenance rates per hour due to escalation in maintenance contracts.

•

Other operating expenses increased 20.9% due to increased operations, driven mainly by higher sales and distribution costs together with higher marketing expenses and costs related to the Company’s frequent flyer program, “LanPass”.

Non-operating results for the first quarter 2008 amounted to a US$13.1 million loss compared to a US$19.7 million loss in the first quarter 2007.

•	Interest income decreased 39.1% from US$2.9 million to US$1.8 million.

•	Interest expense increased 16.1% due to increased average long-term debt related to fleet financing.
•

In the other income-net line, the Company recorded a US$6.2 million gain compared to a US$4.4 million loss in 2007. In the first quarter 2008, LAN recorded a fuel hedging gain of US$1.5 million (compared to a US$4.5 million loss in the first quarter 2007), as well as a US$6.0 million foreign-exchange gain (compared to a US$0.7 million gain in the first quarter 2007).

******

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 14 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 58 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 72 passenger aircraft and 9 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)

	As of March 31,	
	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	11,123	7,760
Time deposits	205,116	68,754
Marketable securities	119,038	83,210
Accounts and notes receivable -trade and other	515,167	392,345
Accounts and notes receivable from related companies	322	6,460
Inventories	59,167	53,515
Prepaid and recoverable taxes	84,374	38,244
Prepaid expenses	27,450	23,257
Deferred income tax assets	7,204	7,974
Other current assets	16,264	23,978
Total current assets	1,045,225	705,497
PROPERTY AND EQUIPMENT (net)		
Aircraft	2,083,973	1,602,377
Other	303,771	242,191
Total property and equipment	2,387,744	1,844,568
OTHER ASSETS		
Investments	3,735	3,393
Goodwill	34,713	42,615
Notes and accounts receivable from related companies	0	78
Long-term accounts receivable	13,214	5,276
Long-term deferred taxes	0	0
Deposits and others	456,324	358,804
Total other assets	507,986	410,166
Total assets	3,940,955	2,960,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	28,960
Current portion of long-term loans from financial institutions	105,853	74,261
Current portion of long term leasing obligations	75,044	72,080
Dividends Payable	279	112
Accounts payable	343,204	253,997
Notes and accounts payable to related companies	199	74
Other creditors	0	0
Air traffic liability and others	294,319	229,183
Other current liabilities	175,674	155,783
Total current liabilities	994,572	814,450
LONG-TERM LIABILITIES		
Loans from financial institutions	1,265,269	927,569
Other creditors	0	523
Provisions	105,333	50,974
Notes and accounts payable to related companies	0	0
Air traffic liability	3,405	16,454
Deferred taxes	183,114	136,736
Obligations under capital leases	220,358	273,649
Other long-term liabilities	81,763	23,148
Total long-term liabilities	1,859,242	1,429,053
MINORITY INTEREST	7,809	4,319
SHAREHOLDERS' EQUITY		
Common stock	453,444	134,303
Reserves	138	2,620
Interim dividends	-210,000	-115,850
Retained earmings	835,750	691,336
Total shareholders´ equity	1,079,332	712,409
Total liabilities and shareholders´ equity	3,940,955	2,960,231

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer